Exhibit 99.1

LOTUS TECH

group-lotus.com

Lotus Technology Reports Unaudited Fourth Quarter and Full Year 2024 Financial Results

•	Over 12,000 vehicles delivered in 2024, a year-on-year increase over 70%.

•	Total revenue reached $924 million, a 36% year-on-year growth.

•	Achieved a reduction in operating expenses for five consecutive quarters through rigorous execution of efficiency enhancement initiatives.

•	The Company is expected to consolidate the entire global business of the Lotus brand by acquisition of a majority interest in Lotus UK upon the closing of Geely’s put option.

New York – April 22, 2025 – Lotus Technology Inc. (“Lotus Tech” or the “Company”) (Nasdaq: LOT), a leading global intelligent and luxury mobility provider, today announced its unaudited financial results for the fourth quarter and the year ended Dec 31, 2024.

Operating Highlights for the Full Year of 2024

In the full year of 2024, the Company achieved total deliveries1 of 12,134 units, representing a 74% year-on-year (YoY) increase, powered by over 200 stores worldwide. The Company maintained a growth trajectory amid global trade uncertainties and economic slowdown.

The European market contributed nearly 40% of total deliveries. With Eletre rollout and Emeya commencing deliveries in mid-2024, the European market achieved a YoY growth rate of 179%, positioning Europe as the Company's largest global market in 2024.

China, as the second largest market for Lotus, contributed 25% to total deliveries despite intensifying market competition and economic downturn.

Deliveries in North America contributed 21% of the Lotus’ global deliveries as Emira, the sportscar model produced in Hethel UK, commenced customer deliveries in the U.S. in 2024.

The rest of the world region represented 15% of total deliveries with nearly 90% YoY growth. In the fourth quarter of 2024, the Company started to deliver Emeya in Malaysia, Thailand, Singapore, UAE and Philippines.

Deliveries1 by Model Type

	Full Year 2024	Full Year 2023	%Change (YoY)
Lifestyle SUV and Sedan	6,862	4,361	57%
Sportscars	5,272	2,609	102%
Total	12,134	6,970	74%

Deliveries1 by Region

	Full Year 2024	% by region	Full Year 2023	% by region
Europe	4,743	39%	1,703	24%
China	3,018	25%	3,825	55%
North America	2,578	21%	501	7%
Rest of the World	1,795	15%	941	14%
Total	12,134	100%	6,970	100%

LOTUS TECH

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Financial Highlights for the Full Year of 2024

●	Total revenues: $924 million, reflecting a 36% YoY increase.

●	Sales of goods: $891 million, up 35% YoY.

●	Service revenues: $33 million, a 77% YoY increase.

●	Gross margin: 3%, as compared with 15% in 2023.

●	Gross margin of sales of goods: 3%, versus 14% in 2023.

●	Gross margin of service revenues: 17%, versus 36% in 2023.

●	Operating loss: $786 million, a 7% YoY increase.

●	Net loss: $1,107 million, a 48% YoY increase.

●	Adjusted net loss (non-GAAP): $1,075 million, a 43% YoY increase.

●	Adjusted EBITDA (non-GAAP): loss of $961 million, a 39% YoY increase.

Key Financial Results

The table below summarizes key preliminary financial results for the full year of 2024 ended December 31, 2024.

(in millions of U.S. dollars, unaudited)

	Full Year 2024	Full Year 2023	% Change (YoY)
Revenues	924	679	36%
Cost of revenues	895	577	55%
Gross profit	29	102	(71%)
Gross margin (%)	3%	15%
Operating loss	(786)	(736)	7%
Net loss	(1,107)	(750)	48%
Adjusted net loss(A)	(1,075)	(750)	43%
Adjusted EBITDA(A)	(961)	(693)	39%

(A) Non-GAAP measure. See “Non-GAAP Financial Measures” and “Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)” for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Put Option: To Integrate global business under Lotus Brand

On April 14, 2025, the Company received the exercise notice from Geely International (Hong Kong) Limited (“Geely”),requiring the Company to purchase 51% of the equity interests in Lotus Advance Technologies Sdn Bhd (“Lotus UK”) held by Geely, pursuant to the Put Option Agreement dated January 31, 2023, between the parties.

Lotus UK oversees the manufacturing operations for Lotus’ sportscars and hyper cars. It also manages Lotus Engineering, which provides comprehensive consultancy services to many of the OEMs and Tier 1 suppliers worldwide.

Pursuant to the exercise of put option from Geely, the Company expects to acquire 51% of the equity interest in Lotus UK through a non-cash transaction based on a pre-agreed valuation methodology2. Upon completion, the Company will gain control over Lotus UK and consolidate its financial results. The strategic transaction will enable the Company to integrate all global business under the Lotus brand.

The acquisition is expected to be completed in 2025, subject to potential regulatory approvals.

Recent Developments

●	Delivery Update: The Company delivered a total of 1,282 vehicles in the first 3 months of 2025.

●	Return of Lotus Brand in China : In January 2025, Lotus successfully reclaimed the proprietary rights to the LOTUS roundel, LOTUS word mark and the Chinese character of LOTUS ("莲花") in China, achieving global trademark consistency.

●	Model Facelift: In February, Lotus revamped the lineup for its Eletre hyper-SUV and Emeya hyper-GT with upgraded configuration and competitive pricing.

●	Urban NOA (Navigate on Autopilot) Service and OTA Delivery: The Company launched mapless urban NOA in 16 cities across China in February, 2025. The system enables variable lane driving, seamless transitions between highways and city roads, U-turns at intersections, intelligent lane selection, and smart obstacle avoidance, among other functions.

LOTUS TECH

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●	Strategic partnership: Lotus Robotics, the Company’s intelligent driving arm, established a strategic partnership with CaoCao Mobility to launch an innovative intelligent mobility platform for robotaxis.

●	ESG: Lotus Technology's Natural Capital Assessment Project was included in the World Economic Forum Report.

CEO and CFO comments

"We continued to deliver meaningful operational growth amid global trade uncertainties, with total deliveries of 12,134 units in 2024, up 74% year-on-year, outperforming broad luxury market,” said Mr. Qingfeng Feng, Chief Executive Officer. “We have proactively adapted our strategies by expanding our product pricing range and introducing new configurations to meet diversified market needs and broaden our customer base, targeting to keep global delivery growth ahead of broad luxury market. At the same time, we are actively exploring potential strategic responses to trade uncertainties to keep expanding in key global markets, such as North America, where we have long been committed. Through ONE LOTUS strategy, we are fully integrating all businesses under the Lotus brand, which will strengthen brand equity and enhance operational flexibility and internal synergies. We are confident in creating substantial long-term value for our customers and shareholders.”

Dr. Daxue Wang, Chief Financial Officer, said: "We have made continual improvements, streamlined operations to drive efficiency, optimized resource allocation, and reduced operating expenses for five consecutive quarters. Though the Company’s gross margin was lower to 3% in 2024 due to tariff impact and proactive destock in response to the global trade uncertainties, we have initiated strategic cost optimization to improve profitability. As we progress with the acquisition of Lotus UK, we are committed to driving cost streamlining and operational enhancements across all markets to continuously deliver long-term value."

Operating and Financial Results for the Fourth Quarter of 2024

●	Total deliveries[1] : 4,506 units, a 20% YoY increase.

●	Total revenues: $272 million, down 25% YoY.

●	Gross margin: -11%, as compared with 19% in Q4 2023.

●	Operating loss: $189 million, narrowed by 17% YoY.

●	Net loss: $441 million, a 97% YoY increase.

●	Adjusted EBITDA (non-GAAP): loss of $398 million, a 92% YoY increase.

Deliveries1 by Model Type

	4Q 2024	4Q 2023	% Change (YoY)
Lifestyle SUV and Sedan	2,868	2,599	10%
Sportscars	1,638	1,150	42%
Total	4,506	3,749	20%

Key Financial Results

The table below summarizes key preliminary financial results for the fourth quarter in 2024.

(in millions of U.S. dollars, unaudited)

	4Q 2024	4Q 2023	%Change (YoY)
Revenues	272	361	(25%)
Cost of Revenues	301	293	3%
Gross profit	(29)	68	(143%)
Gross margin (%)	(11%)	19%
Operating loss	(189)	(228)	(17%)
Net loss	(441)	(224)	97%
Adjusted net loss(A)	(442)	(224)	98%
Adjusted EBITDA(A)	(398)	(207)	92%

(A) Non-GAAP measure. See “Non-GAAP Financial Measures” and “Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)” for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

LOTUS TECH

group-lotus.com

Conference call

Lotus Tech management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, April 22 2025 (14:00 Central European Time / 20:00 China Standard Time on the same day).

Listen to Webcast: https://edge.media-server.com/mmc/p/mdbmd5h5.

To join by phone call and raise questions: https://s1.c-conf.com/diamondpass/10046903-4uvopb.html.

Note 1: Invoiced deliveries, including commissioned deliveries in US market.

Note 2: Pursuant to the agreement, the Company will issue new shares valued at $10 per share in consideration of Geely and Etika’s transfer of Lotus UK shares. Lotus UK is valued at 1.15 multiples revenue plus cash minus debt of LGIL, based on LGIL’s audited consolidated annual financial report of 2024.

– END –

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, including adjusted net loss and adjusted EBITDA in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. Lotus Tech defines adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property, equipment and software, and share-based compensation expenses. The Company believes that non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on non-GAAP financial measures, please see "Appendix C – Unaudited Reconciliation of GAAP and Non-GAAP Results (Adjusted net loss/Adjusted EBITDA)" set forth at the end of this press release.

LOTUS TECH

group-lotus.com

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

ir@group-lotus.com

LOTUS TECH

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Appendix A

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	December 31, 2023
	US$	US$
ASSETS
Current assets
Cash	103,072	418,941
Restricted cash	379,293	7,873
Accounts receivable – third parties, net	117,076	76,664
Accounts receivable – related parties, net	107,816	22,430
Inventories	188,582	265,190
Prepayments and other current assets – third parties, net	72,541	63,870
Prepayments and other current assets – related parties, net	74,558	28,744

Total current assets	1,042,938	883,712

Non-current assets
Restricted cash	2,572	321
Investment securities – related parties	2,221	3,326
Securities pledged to an investor	315,796	-
Loan receivable from a related party	269,539	-
Property, equipment and software, net	316,447	354,617
Intangible assets	116,500	116,360
Operating lease right-of-use assets	144,029	173,103
Equity method investment	7,499	4,466
Other non-current assets – third parties	67,009	46,067
Other non-current assets – related parties	1,113	2,706

Total non-current assets	1,242,725	700,966

Total assets	2,285,663	1,584,678

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (Con’d)

(All amounts in thousands)

	As of
	December 31, 2024	December 31, 2023
	US$	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities
Short-term borrowings – third parties	602,949	226,772
Short-term borrowings – related parties	199,570	-
Accounts payable – third parties	61,752	20,123
Accounts payable – related parties	410,433	340,419
Contract liabilities – third parties	33,964	44,184
Operating lease liabilities – third parties	14,094	16,760
Accrued expenses and other current liabilities – third parties	389,791	419,422
Accrued expenses and other current liabilities – related parties	214,760	290,686
Exchangeable notes	-	378,638
Share buyback forward liabilities	117,059	-
Put option liabilities – third parties	309,115	-
Convertible notes - related parties	113,910	-
Convertible notes - third parties	-	20,277

Total current liabilities	2,467,397	1,757,281

Non-current liabilities
Contract liabilities – third parties	8,683	6,245
Operating lease liabilities – third parties	68,331	91,929
Operating lease liabilities – related parties	10,729	12,064
Put option liabilities – related parties	-	11,884
Warrant Liabilities	3,340	-
Exchangeable notes	102,999	75,678
Convertible notes - third parties	74,246	81,635
Deferred income	293,923	270,097
Other non-current liabilities – third parties	114,770	103,403
Other non-current liabilities – related parties	1,471	1,634

Total non-current liabilities	678,492	654,569

Total liabilities	3,145,889	2,411,850

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (con’d)

(All amounts in thousands)

	As of
	December 31, 2024	December 31, 2023
	US$	US$
MEZZANINE EQUITY
Series Pre-A Redeemable Convertible Preferred Shares	-	184,509
Series A Redeemable Convertible Preferred Shares	-	199,021

Total mezzanine equity	-	383,530

SHAREHOLDERS’ DEFICIT
Ordinary shares	7	21
Additional paid-in capital	1,785,664	358,187
Accumulated other comprehensive income	55,165	25,267
Accumulated deficit	(2,693,698)	(1,588,773)

Total shareholders' deficit attributable to ordinary shareholders	(852,862)	(1,205,298)
Noncontrolling interests	(7,364)	(5,404)
Total shareholders' deficit	(860,226)	(1,210,702)

Total liabilities, mezzanine equity and shareholders' deficit	2,285,663	1,584,678

LOTUS TECH

group-lotus.com

Appendix B

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss

(All amounts in thousands, except for share and per share)

	For the Year Ended December 31,
	2024	2023
	US$	US$
Revenues:
Sales of goods	891,061	660,158
Service revenues	33,288	18,850
Total revenues	924,349	679,008
Cost of revenues:
Cost of goods sold	(867,061)	(564,741)
Cost of services	(27,662)	(12,086)
Total cost of revenues	(894,723)	(576,827)
Gross profit	29,626	102,181
Operating expenses:
Research and development expenses	(274,801)	(368,729)
Selling and marketing expenses	(322,310)	(328,935)
General and administrative expenses	(227,475)	(144,533)
Government grants	8,638	4,077
Total operating expenses	(815,948)	(838,120)
Operating loss	(786,322)	(735,939)
Interest expenses	(58,218)	(10,200)
Interest income	22,289	9,204
Investment income (loss), net	14,232	(1,162)
Share of results of equity method investments	(171)	(1,048)
Foreign currency exchange (losses) gains, net	(11,664)	42
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	(285,423)	(10,039)
Loss before income taxes	(1,105,277)	(749,142)
Income tax expense	(2,012)	(1,113)
Net loss	(1,107,289)	(750,255)
Less: Net loss attributable to noncontrolling interests	(2,364)	(8,254)
Net loss attributable to ordinary shareholders	(1,104,925)	(742,001)
Accretion of Redeemable Convertible Preferred Shares	(2,979)	(15,121)
Net loss available to ordinary shareholders	(1,107,904)	(757,122)
Loss per ordinary share[1]
—Basic and diluted	(1.72)	(1.60)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share[1]
—Basic and diluted	645,227,356	474,621,603

1 Shares outstanding for all periods reflect the adjustment for recapitalization upon the consummation of merger transaction in February 2024.

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss (cont’d)

(All amounts in thousands, except for share and per share)

	For the Year Ended December 31,
	2024	2023
	US$	US$
Net loss	(1,107,289)	(750,255)

Other comprehensive income:
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes	13,547	(8,650)
Foreign currency translation adjustment, net of nil income taxes	16,351	16,210

Total other comprehensive income	29,898	7,560

Total comprehensive loss	(1,077,391)	(742,695)
Less: Total comprehensive loss attributable to noncontrolling interests	(2,364)	(8,254)
Total comprehensive loss attributable to ordinary shareholders	(1,075,027)	(734,441)

LOTUS TECH

group-lotus.com

Appendix C

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss

(All amounts in thousands, except for share and per share)

	Three Months Ended
	December 31, 2024	December 31, 2023
	US$	US$
Revenues:
Sales of goods	266,812	354,678
Service revenues	4,714	6,389
Total revenues	271,526	361,067
Cost of revenues:
Cost of goods sold	(286,241)	(289,495)
Cost of services	(14,774)	(3,139)
Total cost of revenues	(301,015)	(292,634)
Gross (loss)/profit	(29,489)	68,433
Operating expenses:
Research and development expenses	(47,276)	(134,182)
Selling and marketing expenses	(62,506)	(137,704)
General and administrative expenses	(52,133)	(26,330)
Government grants	2,827	1,720
Total operating expenses	(159,088)	(296,496)
Operating loss	(188,577)	(228,063)
Interest expenses	(37,661)	(2,833)
Interest income	7,013	1,946
Investment income, net	3,433	147
Share of results of equity method investments	(132)	(400)
Foreign currency exchange losses, net	(26,627)	(841)
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	(197,361)	6,076
Loss before income taxes	(439,912)	(223,968)
Income tax (expense) benefit	(857)	237
Net loss	(440,769)	(223,731)
Less: Net loss attributable to noncontrolling interests	(962)	(603)
Net loss attributable to ordinary shareholders	(439,807)	(223,128)
Accretion of Redeemable Convertible Preferred Shares	-	(10,058)
Net loss available to ordinary shareholders	(439,807)	(233,186)
Loss per ordinary share[1]
—Basic and diluted	(0.66)	(0.49)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share[1]
—Basic and diluted	670,513,486	474,621,603

1 Shares outstanding for all periods reflect the adjustment for recapitalization upon the consummation of merger transaction in February 2024.

LOTUS TECH

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Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss (con’d)

(All amounts in thousands, except for share and per share)

	Three Months Ended
	December 31, 2024	December 31, 2023
	US$	US$
Net loss	(440,769)	(223,731)

Other comprehensive income (loss):
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes	13,317	(8,065)
Foreign currency translation adjustment, net of nil income taxes	16,233	(7,867)

Total other comprehensive income (loss)	29,550	(15,932)

Total comprehensive loss	(411,219)	(239,663)
Less: Total comprehensive loss attributable to noncontrolling interests	(962)	(667)
Total comprehensive loss attributable to ordinary shareholders	(410,257)	(238,996)

LOTUS TECH

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Appendix D

Lotus Technology Inc.

Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)

(All amounts in thousands)

	For the Year Ended December 31,
	2024	2023
	US$	US$
Net loss	(1,107,289)	(750,255)
Share-based compensation expenses, net of tax effect of nil[1]	31,930	-
Adjusted net loss	(1,075,359)	(750,255)
Net loss	(1,107,289)	(750,255)
Interest expenses	58,218	10,200
Interest income	(22,289)	(9,204)
Income tax expense	2,012	1,113
Share-based compensation expenses	31,930	-
Depreciation	76,488	54,957
Adjusted EBITDA	(960,930)	(693,189)

	Three Months Ended
	December 31, 2024	December 31, 2023
	US$	US$
Net loss	(440,769)	(223,731)
Share-based compensation expenses, net of tax effect of nil[1]	(1,635)	-
Adjusted net loss	(442,404)	(223,731)
Net loss	(440,769)	(223,731)
Interest expenses	37,661	2,833
Interest income	(7,013)	(1,946)
Income tax expense (benefit)	857	(237)
Share-based compensation expenses	(1,635)	-
Depreciation	13,335	16,307
Adjusted EBITDA	(397,564)	(206,774)

1 Share-based compensation expenses were non-deductible expenses in accordance with the regulations of the relevant tax jurisdictions. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.